UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PainReform Ltd.

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

M77798128

(CUSIP Number)

August 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M77798128

1	NAME OR REPORTING PERSON L.I.A. Pure Capital Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.55% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).

(2)	Based on a total of 7,026,243 ordinary shares, no par value, of PainReform Ltd. (the “Issuer” and the “Ordinary Shares”, respectively) outstanding as of August 26, 2024 (based on the Issuer’s amended proxy statement filed under its Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K on August 28, 2024).

CUSIP No. M77798128

1	NAME OR REPORTING PERSON Kfir Silberman (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.55% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital.

(2)	Based on a total of 7,026,243 Ordinary Shares of the Issuer outstanding as of August 26, 2024 (based on the Issuer’s amended proxy statement filed under its Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K on August 28, 2024).

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relates to the ordinary shares, no par value, of PainReform Ltd., a company organized under the laws of the State of Israel (the “Issuer”), and amends the Schedule 13D filed on August 26, 2024 (the “Original Schedule 13D”, and together with the Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 amends Item 5 and Item 7 as set forth below. As a result of certain transactions in the Ordinary Shares, and based on the information provided by the Company in the Issuer’s amended proxy statement filed under its Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K on August 28, 2024, as of August 29, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	Interests in Securities of the Issuer.

(a)-(b) The information included herein is based on a total of 7,026,243 Ordinary Shares of the Issuer outstanding as of August 26, 2024 (based on the Issuer’s amended proxy statement filed under its Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K on August 28, 2024).

Pure Capital has the sole dispositive and voting power over 250,000 Ordinary Shares, representing approximately 3.55% of the outstanding share capital of the Issuer.

Kfir Silberman does not directly own any Ordinary Shares. Mr. Silberman, as the owner and controlling shareholder of Pure Capital, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by Pure Capital.

(c)-(d) Except as set forth on Schedule A of the Original Schedule 13D, there have been no transactions with respect to the Ordinary Shares during the sixty days prior to the date hereof by the Reporting Persons.

(e) As a result of certain transactions in the Ordinary Shares, and based on the information provided by the Company in the Issuer’s amended proxy statement filed under its Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K on August 28, 2024, as of August 29, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among L.I.A. Pure Capital Ltd. and Kfir Silberman, dated August 26, 2024 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on August 26, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KFIR SILBERMAN

/s/ Kfir Silberman
Kfir Silberman

L.I.A. PURE CAPITAL LTD.

/s/ Kfir Silberman
Kfir Silberman

Dated: August 29, 2024